UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                       TTI Team Telecom International Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 0.5 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M88258104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Team Software Industries Ltd.
                              7 Martin Gehl Street
                           Kiryat Aryeh, Petach Tikva
                                     Israel
                                 972-3-927-8444
                                 Attention: CFO
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2002
-------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)
-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS: Team Software Industries Ltd.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): n/a
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a) [_]

    (b) [_]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    BK
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
--------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER:       5,312,550
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8.  SHARED VOTING POWER: None
OWNED BY        ----------------------------------------------------------------
EACH            9.  SOLE  DISPOSITIVE POWER:   5,312,550
REPORTING       ----------------------------------------------------------------
PERSON          10. SHARED DISPOSITIVE POWER: None
WITH
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     5,312,550
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.75% (based on 11,872,049 ordinary shares outstanding as of November 18, 2002)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS: Team Computers and Systems Ltd.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): n/a
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [_]
    (b) [_]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    BK
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
--------------------------------------------------------------------------------
NUMBER OF       7. SOLE VOTING POWER:          5,312,550
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8. SHARED VOTING POWER: None
OWNED BY        ----------------------------------------------------------------
EACH            9. SOLE  DISPOSITIVE POWER:   5,312,550
REPORTING       ----------------------------------------------------------------
PERSON          10. SHARED DISPOSITIVE POWER: None
WITH
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     5,312,550
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.75% (based on 11,872,049 ordinary shares outstanding as of November 18, 2002)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS: Arad Investments and Industrial Development Ltd.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): n/a
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [_]
    (b) [_]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    BK
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
--------------------------------------------------------------------------------
NUMBER OF       7.  SOLE VOTING POWER:          5,312,550
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8.  SHARED VOTING POWER: None
OWNED BY        ----------------------------------------------------------------
EACH            9.  SOLE  DISPOSITIVE POWER:   5,312,550
REPORTING       ----------------------------------------------------------------
PERSON          10. SHARED DISPOSITIVE POWER: None
WITH
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     5,312,550
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    SEE INSTRUCTIONS):            [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.75% (based on 11,872,049 ordinary shares outstanding as of November 18, 2002)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS: Shlomo Eisenberg
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): n/a
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [_]
    (b) [_]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    BK
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
--------------------------------------------------------------------------------
NUMBER OF       7.  SOLE VOTING POWER:         53,101
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8.  SHARED VOTING POWER: 5,312,550
OWNED BY        ----------------------------------------------------------------
EACH            9.  SOLE DISPOSITIVE POWER: 53,101
REPORTING       ----------------------------------------------------------------
PERSON          10. SHARED DISPOSITIVE POWER: 5,312,550
WITH
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     5,365,651
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):         [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.1% (based on 11,872,049 ordinary shares outstanding as of November 18, 2002 and including options to purchase 25,000 Ordinary Shares)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--------------------------------------------------------------------------------

     This Amendment No. 3 amends and restates the Statement on Schedule 13-D dated September 30, 2002, Amendment No. 1 thereto dated October 30, 2002 and Amendment No. 2 thereto dated December 3, 2002 (together, the "Schedule 13-D"), relating to the ordinary shares, par value NIS 0.5 per share (the "Ordinary Shares") of TTI Team Telecom International Ltd. ("TTI"), a company incorporated under the laws of the State of Israel, previously filed by Team Software Industries Ltd. ("Team Software"), Team Computers and Systems Ltd. ("Team Computers"), Arad Investments and Industrial Development Ltd. ("Arad") and Shlomo Eisenberg ("Eisenberg")


Item 4.  Purpose of Transaction:

           Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

           On December 9, 2002, the Board of Directors of Team Software directed its management to take actions to launch a tender offer to purchase an additional 5.5% to 10.1% of TTI, such that, following the completion of the tender offer, Team Software will own at least 50.22% of the outstanding Ordinary Shares. The tender offer is conditioned upon receipt of all necessary approvals, including without limitation, the approval of the Israeli Anti-Trust Authority and the U.S. Securities and Exchange Commission. There can be no assurance that such tender offer will be commenced and, if commenced, will successfully close.


Item 5.     Interest in Securities of the Issuer:

         The second paragarph of Item 5(a)(iv) of the Schedule 13D is hereby replaced in its entirety by the following, to reflect an additional 3,000 options that are exercisable currently or within the next 60 days:

           Mr. Eisenberg also personally holds (x) 28,101 Ordinary Shares and
           (y) options to purchase 25,000 Ordinary Shares, which are exercisable currently or within the next 60 days. Under SEC Rule 13d-3, Eisenberg is deemed to beneficially own the Ordinary Shares issuable upon exercise of such options.

         The final paragraph of Item 5(c) of the Schedule 13D is hereby replaced in its entirety by the following, to correct the number of shares transferred on November 20, 2002, which had been mistakenly reported as 5,312,550 Ordinary
Shares:

           On November 20, 2002, Team Computers transferred 687,570 Ordinary Shares to Team Software at a purchase price per Ordinary Share equal to cost basis of Team Computers in each such Ordinary Share. Team Software financed the purchase of the acquired securities from Team Computers with a loan provided by Team Computers. Following such transfer, Team Software holds an aggregate of 5,312,550 Ordinary Shares.

Item 7.   Material to Be Filed as Exhibits

See joint filing agreement attached Exhibit A.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2002

                                                 TEAM SOFTWARE INDUSTRIES LTD.


                                                 By: /s/ Shlomo Eisenberg
                                                     --------------------------
                                                     Shlomo Eisenberg, Chairman



                                                 TEAM COMPUTERS AND SYSTEMS LTD.


                                                 By: /s/ Shlomo Eisenberg
                                                     ---------------------------
                                                     Shlomo Eisenberg, Chairman

                                                 By: /s/ Simshon Tauber
                                                     ---------------------------
                                                     Shimshon Tauber, CFO


                                                 ARAD INVESTMENTS AND INDUSTRIAL
                                                 DEVELOPMENT LTD.


                                                 By: /s/ Shlomo Eisenberg
                                                     --------------------------
                                                     Shlomo Eisenberg, Chairman


                                                     /s/ Shlomo Eisenberg
                                                     ---------------------------
                                                     SHLOMO EISENBERG

                                    EXHIBIT A

                                    AGREEMENT


         The undersigned hereby agree to the joint filing on their behalf of the statement to which this exhibit is appended.

December 10, 2002

                                                 TEAM SOFTWARE INDUSTRIES LTD.


                                                 By: /s/ Shlomo Eisenberg
                                                     ---------------------------
                                                     Shlomo Eisenberg, Chairman



                                                 TEAM COMPUTERS AND SYSTEMS LTD.


                                                 By: /s/ Shlomo Eisenberg
                                                     ---------------------------
                                                     Shlomo Eisenberg, Chairman

                                                 By: /s/ Simshon Tauber
                                                     ---------------------------
                                                     Shimshon Tauber, CFO


                                                 ARAD INVESTMENTS AND INDUSTRIAL
                                                 DEVELOPMENT LTD.

                                                 By: /s/ Shlomo Eisenberg
                                                     ---------------------------
                                                     Shlomo Eisenberg, Chairman



                                                     /s/ Shlomo Eisenberg
                                                     --------------------
                                                     SHLOMO EISENBERG